UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0058 Expires: January 31, 2005 Estimated average burden hours per response. . ..2.50
FORM 12b-25
	NOTIFICATION OF LATE FILING			SEC FILE NUMBER: 0-1590
(Check One):	[X] Form 10-K [ ] Form 10-Q	[ ] Form 20-F [ ] Form N-SAR	[ ]Form 11-K	CUSIP NUMBER: 961754108

For Period Ended: December 31, 2002

[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________
Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

THE WESTWOOD GROUP, INC. Full Name of Registrant Former Name if Applicable 190 V.F.W. Parkway Address of Principal Executive Office (Street and Number) Revere, MA 02151 City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or
Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Registrant is unable to file a Form 10-K Annual Report for the fiscal year ended December 31, 2002 by such form's due date without unreasonable effort or expense due to difficulties experienced by Registrant in completing its audited financial statements for such fiscal year. The Registrant's resources have been allocated to the completion its proposed going private transaction in the form of a reverse stock split, which was to be completed upon approval at a meeting of the Registrant's stockholders on March 19, 2003. Due to unforeseen events, the meeting was adjourned and the going private transaction has not been consummated. The completed Form 10-K will be filed on or before April 15, 2003, fifteen calendar days after the prescribed due date.

PART IV-- OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Richard P. Dalton (Name)	(781) (Area Code)	284-2600 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [   ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [   ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

THE WESTWOOD GROUP, INC. (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2003	By:	/s/ Richard P. Dalton Name: Richard P. Dalton Title: Chief Executive Officer and President